Company Secretariat
4 January 2002

To:	Australian Stock Exchange	cc:	New York Stock Exchange
	Companies Announcements Office		Swiss Stock Exchange
New Zealand Stock Exchange
	London Stock Exchange		Johannesburg Stock Exchange
	Companies Announcements Office		Paris Bourse
Deutsche Bank

Australian Stock Exchange Limited (ASX)

Appendix 3X of the Listing Rules

Initial Notification of Interests of Directors and Connected Persons
Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the ASX Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

This Initial Notification is filed in consequence of new Listing Rules of the ASX effective 1 January 2002, and the details are as at that date.

We (the entities) advise the following information under ASX Listing Rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy -

Name of director	Mr J T Ralph AC
Date of appointment	BHP Billiton Limited - 1.11.1997 BHP Billiton Plc - 29.6.2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Number & class of securities 2 066 ordinary shares in BHP Billiton Limited

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

Included in this Part is:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest; and
  the relevant interest of Connected Persons as defined in the United Kingdom Companies Act, their identity and relationship to the director. The definition includes spouses and children under 18 years of age.
Name of holder & nature of interest National Australia Trustees Limited, as trustee of a private superannuation fund of which the director is a potential beneficiary	Number & class of securities 27 124 ordinary shares in BHP Billiton Limited

Part 3 - Director's interests in contracts other than as described in Part 4
Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest relates	-

Part 4 - Director's interests in options or other rights granted by the entities
Date of grant	-
Period during which or date on which exercisable	-
Total amount paid (if any) for the grant	-
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	-
Total number of securities over which options or other rights held at the date of this notice	-
Any additional information	-

Part 5 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor - BHP Billiton Limited Mrs M Taylor - BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs M Taylor Tel: +44 20 7747 3854 Fax: +44 20 7747 3852
BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia